September 13, 2018

Salvatore Faia

President

The RBB Fund, Inc.

615 E. Michigan Street

Milwaukee, WI 53202

Re: The RBB Fund, Inc. – Schneider Small Cap Value Fund (the “Fund”)

Dear Mr. Faia:

By our execution of this letter agreement (this “Agreement”), intending to be legally bound hereby, Schneider Capital Management Company (the “Adviser”) agrees that in order to improve the performance of the Fund, the Adviser shall, from January 1, 2019 through December 31, 2019, waive all or a portion of its investment advisory fees and/or reimburse expenses (other than acquired fund fees and expenses, brokerage commissions, extraordinary items, interest and taxes) in an aggregate amount equal to the amount by which the Fund's total annual fund operating expenses (other than acquired fund fees and expenses, brokerage commissions, extraordinary items, interest and taxes) exceed a total annual fund operating expense ratio (other than acquired fund fees and expenses, brokerage commissions, extraordinary items, interest and taxes) of 1.15% for the Fund's average daily net assets.

The Adviser acknowledges that (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future, and (2) it shall not be entitled to collect on or make a claim for reimbursed Fund expenses at any time in the future.

SCHNEIDER CAPITAL MANAGEMENT COMPANY

By:	/s/ Steven J. Fellin
Name:	Steven J. Fellin
Title:	CFO/CCO

Your signature below acknowledges

acceptance of this Agreement:

By:	/s/ Salvatore Faia
Salvatore Faia
President
The RBB Fund, Inc.